Exhibit 99.1

HAMILTON PARK TOWERS LLC

Financial Statements—Unconsolidated Significant Joint Venture

As of December 31, 2021 (audited) and 2020 (unaudited)

and for the Years ended December 31, 2021 (audited), 2020 (unaudited) and 2019 (unaudited)

Together With Report of Independent

Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR’S REPORT

To the Joint Venture Members of

Hamilton Park Towers LLC

Opinion

We have audited the accompanying financial statements of Hamilton Park Towers LLC, which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in members’ capital, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Park Towers LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Hamilton Park Towers LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Hamilton Park Towers LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Hamilton Park Towers LLC’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Hamilton Park Towers LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Prior Period Financial Statements

The comparative information presented herein as of and for the years ended December 31, 2020 and 2019, have not been audited, reviewed, or compiled and, accordingly, we express no opinion on them.

Miller Wachman LLP

Boston, Massachusetts

March 11, 2022

Hamilton Park Towers LLC

(Unconsolidated Significant Joint Venture)

Balance Sheets

	December 31,
	2021	2020
ASSETS	(audited)	(unaudited)
Rental Properties	$78,755,698	$80,763,418
Cash and Cash Equivalents	2,070,558	2,425,085
Rent Receivable	175,213	515,411
Prepaid Expenses and Other Assets	2,102,717	1,471,134
Total Assets	$83,104,186	$85,175,048
LIABILITIES AND MEMBERS’ CAPITAL
Mortgage Note Payable	$124,585,336	$124,520,713
Accounts Payable and Accrued Expenses	670,624	675,771
Advance Rental Payments and Security Deposits	2,522,719	2,216,093
Total Liabilities	127,778,679	127,412,577
Commitments and Contingent Liabilities (Note7)
Members’ Capital	(44,674,493)	(42,237,529)
Total Liabilities and Members’ Capital	$83,104,186	$85,175,048
Member’s Capital—NERA 40%	$(17,869,798)	$(16,895,012)

See notes to accompany the financial statements.

Hamilton Park Towers, LLC

(Unconsolidated Significant Joint Venture)

Statements of Operation

	Year Ended December 31,
	2021	2020	2019
Revenues	(audited)	(unaudited)	(unaudited)
Rental Income	$12,866,983	$14,607,212	$16,406,426
Laundry and Sundry Income	97,781	78,361	100,695
	12,964,764	14,685,573	16,507,121
Expenses
Administrative	205,460	181,332	207,769
Depreciation and Amortization	3,742,118	3,696,822	3,642,465
Management Fees	274,882	294,565	342,613
Operating	1,023,732	1,021,479	1,138,349
Renting	460,718	309,112	361,446
Repairs and Maintenance	1,814,342	1,562,154	1,405,732
Taxes and Insurance	2,426,021	2,286,872	2,049,298
	9,947,273	9,352,336	9,147,672
Income Before Other Income	3,017,491	5,333,237	7,359,449
Other Income (Expense)
Interest Expense	(5,055,677)	(5,069,899)	(5,065,599)
Interest Income	1,222	—	—
	(5,054,455)	(5,069,899)	(5,065,599)
Net( Loss) Income	$(2,036,964)	$263,338	$2,293,850
NERA—40%	$(814,786)	$105,335	$917,540

See notes to accompany the financial statements.

Hamilton Park Towers LLC

(Unconsolidated Significant Joint Venture)

Statements of Changes in Members’ Capital

Hamilton
Park Towers LLC
Balance, January 1,2019 (unaudited)	$(37,544,717)
Distribution to members	(5,000,000)
Net Income	2,293,850
Balance, December 31,2019 (unaudited)	$(40,250,867)
Distribution to members	(2,250,000)
Contribution	—
Net Income	263,338
Balance, December 31,2020 (unaudited)	$(42,237,529)
Distribution to members	(400,000)
Contribution	—
Net Loss	(2,036,964)
Balance, December 31,2021 (audited)	$(44,674,493)
Allocation to New England Realty Associations Limited Partnership for 2021:
Percentage Ownership	40%
Distributions Received	$(160,000)
Contribution	$—
Net (Loss)	$(814,786)
Member’s Capital	$(17,869,798)

See notes to accompany the financial statements.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

Statements of Cash Flow

	Year Ended December 31,
	2021	2020	2019
Cash Flows from Operating Activites	(audited)	(unaudited)	(unaudited)
Net (Loss) Income	$(2,036,964)	$263,338	$2,293,850
Adjustments to reconcile net income to net cash provided by (used in) operating activites:
Depreciation and amortization	3,742,118	3,696,822	3,642,465
Amortization of deferred financing costs	64,623	64,623	64,623
Changes in operating assets and liabilities:
Decrease (Increase) in rent receivable	340,198	(472,038)	225,972
(Decrease) in accounts payable and accrued expenses	(5,147)	(124,178)	(67,824)
(Increase) Decrease in prepaid expenses and other assets	(631,583)	101,531	(528,773)
Increase (Decrease) in advance rental payments and security deposits	306,626	(560,895)	217,427
Total adjustments	3,816,835	2,705,865	3,553,890
Net cash provided by operating activites	1,779,871	2,969,203	5,847,740
Cash flows from investing activites
Improvement of rental properties	(1,734,398)	(479,962)	(634,034)
Net cash (used in) investing activites	(1,734,398)	(479,962)	(634,034)
Cash flows from financing activites
Distributions to members	(400,000)	(2,250,000)	(5,000,000)
Net cash (used in) financing activities	(400,000)	(2,250,000)	(5,000,000)
Net (Decrease) Increase in cash and cash equivalents	(354,527)	239,241	213,706
Cash and cash equivalents, at beginning of year	2,425,085	2,185,844	1,972,138
Cash and cash equivalents, at end of year	$2,070,558	$2,425,085	$2,185,844
Supplementary cash flow statement information:
Cash paid for interest	$4,987,500	$4,987,500	$4,987,500
Cash paid for state taxes	$2,622	$1,688	$1,239

See notes to accompany the financial statements.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 (audited), 2020 (unaudited), and 2019 (unaudited)

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Line of Business: Hamilton Park Towers LLC, (the “Joint Venture” or the “Property” or the “Partnership”), was organized in Massachusetts in 2009. The Joint Venture owns and operates 409 residential apartment units located in Brookline, Massachusetts. The Joint Venture is owned 40% by New England Realty Associates Limited Partnership (“NERA”) as of and for the year ended December 31,2021, and is a “significant unconsolidated subsidiary” under Rule 3-09 of Regulation S-X requiring separated financial statements.

Basis of Preparation: The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

The Partnership regularly and continually evaluates its estimates, including those related to acquiring, developing and assessing the carrying values of its real estate properties and its investments in and advances to joint ventures. The Partnership bases its estimates on historical experience, current market conditions, and on various other assumptions that are believed to be reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. The Partnership’s critical accounting policies are those which require assumptions to be made about such matters that are highly uncertain. Different estimates could have a material effect on the Partnership’s financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions and circumstances.

Revenue Recognition: Rental income from residential and commercial properties is recognized over the term of the related lease. For residential tenants, amounts 60 days in arrears are charged against income. The commercial tenants are evaluated on a case by case basis. Certain leases of the commercial properties provide for increasing stepped minimum rents, which are accounted for on a straight-line basis over the term of the lease. Concessions made on residential leases are also accounted for on the straight-line basis.

Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the differences between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below-market leases. The capitalized above-market lease amounts are accounted for as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed-rate renewal options of the respective leases.

Under this standard, the Partnership evaluates the non-lease components (lease arrangements that include common area maintenance services) with related lease components (lease revenues). If both the timing and pattern of transfer are the same for the non-lease component and related lease component, the lease component is the predominant component. The Partnership elected an allowed practical expedient. For (i) operating lease arrangements involving real estate that include common area maintenance services and (ii) all real estate arrangements that include real estate taxes and insurance costs, we present these amounts within lease revenues in our consolidated statements of income. We record amounts reimbursed by the lessee in the period in which the applicable expenses are incurred.

Rental Properties: Rental properties are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; improvements and additions, which improve or extend the life of assets, are capitalized. When assets are retired or otherwise disposed of, the cost of the asset and related accumulated depreciation is eliminated from the accounts, and any gain or loss on such disposition is included in income. Fully depreciated assets are removed from the accounts. Rental properties are depreciated by both straight-line and accelerated methods over their estimated useful lives. Significant acquisitions with long term leases are evaluated to determine if a portion of the purchase price is allocable to intangibles such as non-market rate rents.

Upon acquisition of rental property, the Joint Venture estimated the fair value of acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities assumed, generally consisting of the fair value of (i) above and below market leases, (ii) in-place leases and (iii) tenant relationships. The Joint Venture allocated the purchase price to the assets acquired and liabilities assumed based on their fair values. The Joint Venture records goodwill or a gain on bargain purchase (if any) if the net assets acquired/liabilities assumed exceed the purchase consideration of a transaction. In estimating the fair value of the tangible and intangible assets acquired, the Joint Venture considers information obtained about each property as a result of its due diligence and marketing and leasing activities, and utilizes various valuation methods, such as estimates cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it is vacant.

Other intangible assets acquired include amounts for in-place lease values and tenant relationship values, which are based on management’s evaluation of the specific characteristics of each tenant’s lease and the Joint Venture’s overall relationship with the respective tenant. Factors to be considered by management in its analysis of in-place lease values include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commissions, legal and other related expenses. Characteristics considered by management in valuing tenant relationships include the nature and extent of the Joint Venture’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals. The value of in-place leases are amortized to expense over the remaining initial terms of the respective leases. The value of tenant relationship intangibles are amortized to expense over the anticipated life of the relationships.

In the event that facts and circumstances indicate that the carrying value of a rental property may be impaired, an analysis of the value is prepared. The estimated future undiscounted cash flows are compared to the asset’s carrying value to determine if a write-down to fair value is required.

Leasing Fees: Leasing fees are capitalized and amortized on a straight-line basis over the life of the related lease. Unamortized balances are expensed when the corresponding fee is no longer applicable.

Deferred Financing Costs: Costs incurred in obtaining financing are capitalized and amortized over the term of the related indebtedness. Deferred financing costs are presented in the balance sheet as a direct deduction from the carrying value of the debt liability to which they relate. In all cases, amortization of such costs is included in interest expense and was approximately $65,000 for the years ended December 31, 2021, 2020, and 2019.

Income Taxes: The financial statements have been prepared on the basis that the joint venture is entitled to tax treatment as a partnership. Accordingly, no provision for income taxes has been recorded. (See note 10)

Cash Equivalents: The Joint Venture considers cash equivalents to be all highly liquid instruments purchased with a maturity of three months or less.

Comprehensive Income: Comprehensive income is defined as changes in members’ equity, exclusive of transactions with owners (such as capital contributions and dividends). The Joint Venture did not have any comprehensive income items in 2021, 2020, or 2019 other than net income as reported.

Concentration of Credit Risks and Financial Instruments: The Joint Venture property is located in Brookline, Massachusetts, and is subject to the general economic risks related thereto. No single tenant accounted for more than 5% of the revenues in 2021, 2020 or 2019. The Joint Venture makes its temporary cash investments with high-credit-quality financial institutions. At December 31, 2021 and 2020, respectively approximately $3,235,000 and $3,025,000 of cash and cash equivalents, and security deposits included in prepaid expenses and other assets exceeded federally insured amounts.

Advertising Expense: Advertising is expensed as incurred. Advertising expense was $39,000 in 2021, $59,000 in 2020 and $21,000 in 2019.

Interest Capitalized: The Joint Venture follows the policy of capitalizing interest as a component of the cost of rental property when the time of construction exceeds one year. During the years ended December 31, 2021, 2020 and 2019 there was no capitalized interest.

Reclassifications: Certain reclassifications have been made to prior period amounts in order to conform to current period presentation.

Subsequent Events: The Joint Venture has evaluated subsequent events through March 11, 2022, the date the financial statements were issued.

NOTE 2. RENTAL PROPERTIES

Rental Properties Consist of the Following:

	Year Ended December 31,
	2021	2020	Useful Life
Land, Improvements and Parking Lots	$30,471,239	$30,347,421	15	–	40	years
Buildings and Improvements	72,731,909	72,709,184	15	–	40	years
Kitchen Cabinets	2,383,044	1,937,839	5	–	10	years
Carpets	562,533	554,558	5	–	10	years
Air Conditioning	11,515	11,515	5	–	10	years
Laundry Equipment	4,719	—	5	–	7	years
Elevators	2,093,364	2,093,364	20	–	40	years
Equipment	8,224,568	7,285,614	5	–	30	years
Fences	6,381	6,381	5	–	15	years
Furniture and Fixtures	836,007	1,217,931	5	–	7	years
Smoke Alarms	—	—	5	–	7	years
	117,325,279	116,163,807
Less Accumulated Depreciation	(38,569,581)	(35,400,389)
	$78,755,698	$80,763,418

Hamilton Park
Towers LLC
Rental Properties at Cost:
Balance, January 1, 2019	$115,561,696
Additions	634,034
Write off of retired assets	(258,975)
Balance, December 31, 2019	115,936,755
Additions	479,962
Write off of retired assets	(252,909)
Balance, December 31, 2020	116,163,808
Additions	1,734,398
Write off of retired assets	(572,926)
Balance, December 31, 2021	$117,325,280
Accumulated Depreciation:
Balance, January 1, 2019	$28,572,987
Depreciation for year	3,642,465
Write off of retired assets	(258,975)
Balance, December 31, 2019	31,956,477
Depreciation for year	3,696,822
Write off of retired assets	(252,909)
Balance, December 31, 2020	35,400,390
Depreciation for year	3,742,118
Write off of retired assets	(572,926)
Balance, December 31, 2021	$38,569,582
Net Book Value	$78,755,698

NOTE 3. RELATED PARTY TRANSACTIONS

The Joint Venture’s property is managed by an entity, (The “management company”) that is owned by the majority shareholder of the General Partner.The management fee is equal to 2% at Hamilton Park Towers of gross receipts of rental revenue and laundry income. Total management fees paid were approximately $275,000, $295,000 and $343,000 in 2021, 2020 and 2019, respectively.

In 2021, the Management Company also received approximately $55,000 for construction supervision and architectural fees, $16,000 for maintenance services and $5,000 for administrative services.

In 2020, the Management Company also received approximately $11,000 for construction supervision and architectural fees, $12,000 for maintenance services and $7,000 for administrative services.

In 2019, the Management Company also received approximately $4,000 for construction supervision and architectural fees, $33,000 for maintenance services and $20,000 for administrative services.

NOTE 4. OTHER ASSETS

Approximately $1,827,000 and $1,306,000 of security deposits are included in prepaid expenses and other assets at December 31, 2021 and 2020, respectively. Security deposits and escrow accounts are restricted cash.

NOTE 5. MORTGAGE NOTES PAYABLE

At December 31, 2021 and 2020, the mortgage payable is secured by a first mortgage on properties referred to in Note 2. At December 31, 2021, the interest rate on the loan is 3.99%, payable in monthly installments aggregating approximately $416,000, including interest, through June 1, 2028. The mortgage is subject to prepayment penalties.

The Joint Venture has pledged tenant leases as additional collateral for this loan.

Approximate annual maturities at December 31, 2021 are as follows:

Hamilton Park
Towers LLC
2022	$—
2023	—
2024	—
2025	—
2026	—
Thereafter	125,000,000
125,000,000
Less: unamortized deferred financing costs	415,000
$124,585,000

NOTE 6. ADVANCE RENTAL PAYMENTS AND SECURITY DEPOSITS

The Joint Venture’s residential lease agreements may require tenants to maintain a one-month advance rental payment and/or a security deposit. Prepaid rents are approximately $687,000 and $888,000 at December 31, 2021 and 2020, respectively. Security deposits are approximately $1,827,000 and $1,306,000 at December 31, 2021 and 2020, respectively.

NOTE 7. COMMITMENTS AND CONTINGENCIES

From time to time, the Joint Venture may be involved in various ordinary routine litigation incidents to its business. The Joint Venture either has insurance coverage or provides for any uninsured claims when appropriate. The Joint Venture is not involved in any material pending legal proceedings.

NOTE 8. RENTAL INCOME

Substantially all rental income was related to residential apartments with leases of one year of less.

Rents receivable are approximately $175,000 and $515,000 net of allowances for doubtful accounts at December 31, 2021 and 2020, respectively.

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements on a Recurring Basis

At December 31, 2021 and 2020, we do not have any significant financial assets or financial liabilities that are measured at fair value on a recurring basis in our financial statements.

Financial Assets and Liabilities not Measured at Fair Value

At December 31, 2021 and 2020 the carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, and note payable, accounts payable and accrued expenses were representative of their fair values due to the short-term nature of these instruments or, the recent acquisition of these items.

At December 31, 2021 and 2020, we estimated the fair value of our mortgage payable based upon quoted market prices for the same (Level 1) or similar (Level 2) issues when current quoted market prices are available. We estimated the fair value of our secured mortgage debt that does not have current quoted market prices available by discounting the future cash flows using rates currently available to us for debt with similar terms and maturities (Level 3). The differences in the fair value of our debt from the carrying value are the result of differences in interest rates and/or borrowing spreads that were available to us at December 31, 2021and 2020, as compared with those in effect when the debt was issued or acquired. The secured mortgage debt contain pre-payment penalties or yield maintenance provisions that could make the cost of refinancing the debt at lower rates exceed the benefit that would be derived from doing so.

The following table reflects the carrying amounts and estimated fair value of our debt.

		Carrying Amount	Estimated Fair Value
Mortgage Note Payable
At December 31, 2021	*	$124,585,336	$132,576,730
At December 31, 2020	*	$124,520,713	$135,497,173

*Net of unamortized deferred financing costs

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2021 and 2020. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2021 and current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 10. TAXABLE INCOME AND TAX BASIS

The Joint Venture is not subject to income taxes as it files a partnership tax return whereby its income or loss is reportable by the members.

Taxable income or loss is different than financial statement income because of intangible assets, accelerated depreciation, different tax lives, and timing differences related to prepaid rents and allowances. The Partnership share of the taxable loss is approximately $710,000 less than statement loss for the year ended December 31, 2021. The cumulative tax basis of the Joint Venture real estate allocated to the Partnership at December 31, 2021 is approximately $3,100,000 more than the statement basis primarily due to the purchase price allocation to intangible assets at Hamilton Park Towers and accelerated depreciation.

The Joint Venture adopted the amended provisions related to uncertain tax provisions of ASC 740, Income Taxes. As a result of the implementation of the guidance, the Joint Venture recognized no material adjustments regarding its tax accounting treatment. The Joint Venture expects to recognize interest and penalties related to uncertain tax positions, if any, as income tax expense, which would be included in general and administrative expense.

In the normal course of business the Joint Venture is subject to examination by federal, state and local jurisdictions in which it operates, where applicable. As of December 31, 2021, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2019 forward.

NOTE 11. IMPACT OF RECENTLY-ISSUED ACCOUNTING STANDARDS

There have been no new accounting pronouncements applicable to the Partnership that would have a material impact on the Partnership’s consolidated financial statements.

NOTE 12—SUBSEQUENT EVENTS

On February 24, 2022, Russia began an invasion into Ukraine. In response, nations from around the world have placed sanctions of Russia in an attempt to cripple its economy. There is no way to predict how this conflict and  the Russian sanctions will effect both the global and local economies.  If there is a downturn in the economy and significant inflation to the cost of energy, goods and service, there may be material adverse effects to our business, results of operations, cash flows, and financial condition.